UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Update on the Acquisition of Treasury Shares through Trust Agreements

On May 10, 2024, KB Financial Group Inc. (“KB Financial Group”) disclosed the interim results for its two currently ongoing share buyback programs. The first program commenced on August 1, 2023 through a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within its profits available for dividends, as disclosed on July 25, 2023 and November 3, 2023 (the “First Trust Agreement”), and the second program commenced on February 8, 2024, through a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within its profits available for dividends, as disclosed on February 7, 2024 (the “Second Trust Agreement” and, together with the First Trust Agreement, the “Trust Agreements”).

Details of KB Financial Group’s treasury shares as of May 7, 2024 are as follows:

(1) Treasury shares acquired pursuant to the Second Trust Agreement from February 8, 2024 to May 7, 2024:

Type of Shares	Common Shares

Number of Shares Acquired	3,350,000

Percentage of Total Issued Shares(1)	0.83%

Average Acquisition Price per Share (Unit: KRW)	70,527

Total Acquisition Amount (Unit: millions of KRW)	236,267

Contracted Amount (Unit: millions of KRW)	320,000

Note: (1) Based on the total number of 403,511,072 shares of common stock issued.

(2) Treasury shares acquired pursuant to the Trust Agreements as of May 7, 2024:

(Units: millions of KRW, shares)	First Trust Agreement		Second Trust Agreement

Date of Agreement	August 1, 2023		February 8, 2024

Contract Period	From	August 1, 2023	From	February 8, 2024
	To	July 31, 2024	To	August 7, 2024

Contracting Party	Samsung Securities Co., Ltd.		Samsung Securities Co., Ltd.

Contracted Amount (A)	300,000		320,000

Type of Shares Acquired	Common Shares		Common shares

Number of Shares Acquired	5,584,514		3,350,000

Total Acquisition Amount (B)	300,000		236,267

Total Acquisition Amount as a Percentage of the Contracted Amount (B/A)	100.0%		73.8%

(3) Details of KB Financial Group’s treasury shares as of May 7, 2024:

Treasury shares held prior to the acquisition of shares under the Trust Agreements (A)	Type of Shares	Common Shares
	Number of Shares	14,262,733
	Percentage of Total Issued Shares(1)	3.53%
	Total Amount (Unit: millions of KRW)	862,082

Treasury shares acquired pursuant to the Trust Agreements (B)	Type of Shares	Common Shares
	Number of Shares Acquired	8,934,514
	Percentage of Total Issued Shares(1)	2.21%
	Contracted Amount (Unit: millions of KRW)	620,000

Total treasury shares held (A+B)	Type of Shares	Common Shares
	Number of Shares	23,197,247
	Percentage of Total Issued Shares(1)	5.75%
	Aggregate Amount (Unit: millions of KRW)(2)	1,482,082

Notes: (1)  Based on the total number of 403,511,072 shares of common stock issued.

(2)

The aggregate amount is based on the sum of the total amount held prior to the acquisition of shares under the Trust Agreements and the total contracted amount of shares to be acquired pursuant to the Trust Agreements.

The acquisition of treasury shares pursuant to the Second Trust Agreement is still ongoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 10, 2024	By:	/s/ Jae Kwan Kim
(Signature)

	Name:	Jae Kwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer